October 27, 2006

Chun K. Hong
Chairman of the Board
475 Goddard
Irvine, CA 92618

> **Re: Netlist, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 23, 2006**
> **File No. 333-136735**

Dear Mr. Hong:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Our three largest customers, page 8

1. Here, or in another appropriate section of your document, please briefly highlight the reason for the decline in revenue from Lenovo.

Products, page 50

2. We note your references on page 36 to the contributions of your product groups. Please provide the three-year revenue history by product class required by Regulation S-K Item 101(c)(1)(i).

Employment Agreements, page 62

3. We note your response to prior comment 8. Please disclose all material terms of the agreement. For example, we note the 45% fee mentioned in exhibit 10.9.

Principal and Selling Shareholders, page 71

4.   With a view toward disclosure, please tell us the reasons for the material changes in this table.

Underwriting, page 82

5.   Please expand your response to prior comment 11 to clarify how a "commitment" can be "non-binding." Also clarify how the arrangement is consistent with Section 5(a) of the Securities Act. Cite any authority on which you rely.

Exhibits

6.   We note your reference to "currently outstanding" notes in response to prior comment 10.   Please note that you should also file contracts that were entered into not more than two years before the filing. See Regulation S-K Item 601(b)(10)(i).

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

                                        Sincerely,

                                        Russell Mancuso
                                        Branch Chief

cc (via fax): James W. Loss, Esq.